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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number: 1-14118

PRESS RELEASE #08/04

QUEBECOR WORLD RESPONDS TO UNION ALLEGATIONS

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                                  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

March 8, 2004	08/04
For immediate release	Page 1 of 2

QUEBECOR WORLD RESPONDS TO UNION ALLEGATIONS

Montréal, Canada — Quebecor World (NYSE, TSX: IQW) strongly denies allegations contained in a union sponsored press release that it has violated workers' compensation laws. Quebecor World has received no communication from either the State of Tennessee or State of Mississippi relative to its handling of workers' compensation matters. Should any inquiry be forthcoming, Quebecor World will cooperate fully and with confidence that our practices meet all state standards.

Quebecor World has a well-developed safety program that includes the proper handling of workers' compensation matters. Quebecor World uses the services of leading insurance companies to manage workers' compensation claims. If an injury occurs, an injury report is filed with the insurance company which investigates the claim and, if accepted, manages the claim through its completion.

This program is in effect in all locations including our operations in Tennessee and Mississippi. This program, including the use of an outside insurance carrier, ensures that all possible workers' compensation matters are handled in a timely, effective and lawful manner. Under no circumstances does Quebecor World fail to report work related injuries, discourage employees from reporting any work related injury or retaliate against any employee for filing a workers' compensation claim.

The union press release includes other false and misleading information about Quebecor World. For example, after an extensive OSHA investigation into a tragic and fatal accident at its unionized Clarkesville, Tennessee facility the Company was found not to be at fault.

For immediate release	Page 2 of 2

Quebecor World has solid relationships with the union members of its workforce and is one of the most highly unionized companies in the printing industry. Approximately one-third of our U.S. employees or more than 7,000 are union members. This compares to approximately 12% of public and private sector unionized employees in the U.S.

Quebecor World Inc. (NYSE, TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail-list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further information contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: March 9, 2004

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QUEBECOR WORLD RESPONDS TO UNION ALLEGATIONS
SIGNATURES